[Cidera, Inc. letterhead]


December 12, 2000


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Attn: James Lopez, Esq.

Re: Cidera, Inc. Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-32628)

Ladies and Gentlemen:

     Due to market conditions, Cidera, Inc. (the "Registrant") hereby withdraws the Registrant's Registration Statement on Form S-1 (File No. 333-32628) initially filed with the Commission March 16, 2000. The Registrant has not sold any of its securities to any of the individuals solicited by means of the Preliminary Prospectus contained in such Registration Statement.


Sincerely,

Cidera, Inc.

/s/ Edward D. Postal
Edward D. Postal
Chief Financial Officer